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                     ATTACHMENT FOR CURRENT FILING OF N-SAR
                                  SUB-ITEM 77I

MID CAP STOCK TRUST

The portfolio may invest up to 15% of its assets in foreign securities. Previously, the portfolio was authorized to invest up to 10% of its assets in foreign securities.

DYNAMIC GROWTH TRUST

Under normal circumstances, the portfolio invests the majority of its assets in stock and other securities with equity characteristics of U.S. companies with market capitalizations, at the time of purchase, within the market capitalization range of the Russell Mid Cap Index.

Prior to September 30, 2004, the index was the S&P Mid-Cap 400 Index.